UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2020

MYLAN N.V.

(Exact name of registrant as specified in its charter)

Netherlands	333-199861	98-1493528
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL, England

(Address of principal executive offices)

Registrant’s telephone number, including area code: +44 (0) 1707-853-000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s):	Name of Each Exchange on Which Registered:
Ordinary shares, nominal value €0.01	MYL	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02	Results of Operations and Financial Condition.

On February 27, 2020, Mylan N.V. (“Mylan” or the “Company”) issued a press release reporting the Company’s financial results for the period ended December 31, 2019 and announcing 2020 guidance. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 2.02 (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 2.05	Costs Associated with Exit or Disposal Activities.

On February 27, 2020, the Company announced that it has formalized the next steps in its efforts to sustain long-term value creation through the proactive transformation of its business. This transformation initiative includes a new global restructuring program. The program is intended to support the Company’s effort to improve operating performance and meet anticipated market demands, by ensuring that the Company is appropriately structured and resourced to deliver sustainable value to customers, patients, other stakeholders and shareholders. Key activities under the program include supply chain network optimization intended to maximize the efficiency of the Company’s global manufacturing and distribution network capacity and further optimizing functional capabilities that support business growth.

The Company is currently developing the details of the initiatives, including workforce actions and other restructuring activities. Further details will be disclosed as plans are finalized, including the estimated amount or range of amounts to be incurred by major cost type and future cash expenditures associated with those initiatives.

Item 8.01	Other Events.

As previously announced, Mylan will host a conference call and live webcast today at 4:30 p.m. ET to review the Company’s financial results for the period ended December 31, 2019 and 2020 guidance.

Forward-Looking Statements.

This report includes statements that constitute “forward-looking statements,” including that the program is intended to support the Company’s effort to improve operating performance and meet anticipated market demands, by ensuring that the Company is appropriately structured and resourced to deliver sustainable value to customers, patients, other stakeholders and shareholders; that the Company is currently developing the details of the initiatives, including workforce actions and other restructuring activities; and that further details will be disclosed as plans are finalized, including the estimated amount or range of amounts to be incurred by major cost type and future cash expenditures associated with those initiatives. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: any regulatory, legal, or other impediments to Mylan’s ability to execute on its integration plans and the other risks detailed in Mylan’s filings with the U.S. Securities and Exchange Commission. Mylan undertakes no obligation to update these statements for revisions or changes after the date of this release other than as required by law.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

99.1	Press release announcing the Company’s financial results for the fourth quarter and year ended December 31, 2019 and 2020 guidance, dated February 27, 2020.

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN N.V.

Date: February 27, 2020	By:	/s/ Kenneth S. Parks
Kenneth S. Parks Chief Financial Officer

Exhibit 99.1

Christine Waller
FOR IMMEDIATE RELEASE	CONTACTS:	(Media)
724.514.1968
Melissa Trombetta
(Investors)
724.514.1813

Mylan Reports Fourth Quarter and Full Year 2019 Results and Provides 2020 Guidance

HERTFORDSHIRE, ENGLAND AND PITTSBURGH - February 27, 2020 - Mylan N.V. (NASDAQ: MYL) today announced its financial results for the fourth quarter and the year ended December 31, 2019 and provided 2020 guidance.

Fourth Quarter 2019 Financial Highlights

•	Total revenues of $3.19 billion, up 4%, up 5% on a constant currency basis, compared to the prior year period.

•	Revenue Highlights:

•	Rest of World segment net sales of $927.9 million, up 9%, on an actual and constant currency basis.

•	Europe segment net sales of $1.11 billion, up 2%, up 5% on a constant currency basis.

•	North America segment net sales of $1.13 billion, up 3%, on an actual and constant currency basis, primarily due to new products sales.

•	U.S. GAAP diluted earnings per ordinary share (“U.S. GAAP EPS”) of $0.04, compared to U.S. GAAP EPS of $0.10 in the prior year period.

•	Adjusted diluted earnings per ordinary share (“adjusted EPS”) of $1.40, up 8% compared to adjusted EPS of $1.30 in the prior year period.

•	U.S. GAAP net cash provided by operating activities of $686.7 million, up 8% compared to $636.1 million in the prior year period.

•	Adjusted free cash flow of $810.5 million, up 18% compared to $689.7 million in the prior year period.

Full Year 2019 Financial Highlights

•	Total revenues of $11.50 billion, up 1%, up 3% on a constant currency basis, compared to the prior year period.

•	Revenue Highlights:

•	Rest of World segment net sales of $3.17 billion, up 5%, up 8% on a constant currency basis.

•	Europe segment net sales of $4.04 billion, down 3%, up 2% on a constant currency basis.

•	North America segment net sales of $4.16 billion, up 2%, on an actual and constant currency basis, primarily due to new product sales.

•	U.S. GAAP EPS of $0.03, compared to $0.68 in the prior year period.

•	Adjusted EPS of $4.42, down 3%, or flat to the prior year at $4.58 on a constant currency basis.

•	U.S. GAAP net cash provided by operating activities of $1.80 billion, down 23% compared to $2.34 billion in the prior year period.

•	Adjusted free cash flow of $2.10 billion, down 22% compared to $2.71 billion in the prior year period, driven by investment in working capital to support the $1.0 billion in new product launches.

Mylan is not providing forward-looking guidance for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures. Please see “Non-GAAP Financial Measures” for additional information.

Full Year 2020 Guidance Highlights

•	Total Revenues between $11.5 billion and $12.5 billion.

•	Adjusted EBITDA between $3.2 billion and $3.9 billion.

•	A reconciliation of the Company’s 2020 financial guidance for Total Revenues and Adjusted EBITDA to the 2020 financial targets provided in July 2019 is presented below.

($ in millions)	Financial Targets Provided in July 2019 (at 2019 FX Rates)	Impact of 2020 FX Rates vs. 2019 FX Rates	2020 Financial Guidance	2020 Midpoints
Total Revenues	$12,000 - $12,500	($250)	$11,500 - $12,500	$12,000
Adjusted EBITDA	$3,500 - $3,700	($50)	$3,200 - $3,900	$3,550

Mylan CEO Heather Bresch said: “Mylan’s 2019 full year and fourth quarter results demonstrate the durability and strength of the business model we have created as well as our continued long-term commitment to expand access to medicine. Our model continues to be best positioned to withstand the negative trends impacting the industry, and allowed us to deliver on every key metric we set out to achieve in 2019, including total revenue, revenue from new product launches, and both adjusted cash flow and EPS. Our performance is the result of a number of key milestones, including growth across all segments in the fourth quarter and for the year on a constant currency basis.

Bresch continued: “Looking ahead to the full year of 2020, although we widened the ranges to take into consideration certain factors, the mid-point of our guidance is in line with what we previously disclosed for 2020 in conjunction with the Upjohn transaction. We are extremely proud of the efforts of our global work force that enable us to sustain consistent business performance and profitability across all of our segments. This includes work on our business transformation, which as we’ve previously shared, is focused on unlocking latent value within the organization and delivering economic profit, while maintaining our commitment of providing access.”

Bresch continued: “As we have previously stated, on a go-forward basis, we believe adjusted EBITDA to be the best measure of our company’s underlying operational results and true business performance. As we continue to make excellent progress on the path to close the combination with Pfizer’s Upjohn business, we are confident that the strength of our diverse portfolio, geographic reach and global commercial and operational scale will serve as a strong foundation for Viatris to become a new champion for global health.”

Mylan President Rajiv Malik said: “Our full-year results also reflect solid underlying business performance driven by existing products that generated double-digit-growth, including Creon, Influvac, Dona, Amitiza and Glatiramer Acetate 40 mg, coupled with achieving our target of $1 billion in new product launch revenues. As we look forward, complex products, global key brands and biosimilars, in addition to our business transformation will enable us to deliver on our 2020 guidance and help position Viatris for a strong future.”

Mylan CFO Ken Parks added: “In 2019, Mylan’s stable and durable cash flow profile continued to generate strong results, delivering $2.1 billion of adjusted free cash flow, which was in line with our guidance range for the full year. In addition, we delivered on our commitment to repay $1.1 billion of debt in 2019 and reduced our notional debt to adjusted EBITDA leverage ratio to 3.6 times at the end of the year. In 2020, we remain committed to delever and to maintain our investment grade credit rating by paying down an additional $1 billion of debt on anticipated consistent free cash flow generation, while preserving our financial flexibility.”

Evaluation of Financial Performance Measures

The Company’s management team recently undertook an evaluation of how it would measure the financial performance of the Company going forward. In evaluating its financial performance measures, the Company considered the strategy related to the planned 2020 closing of the Upjohn transaction (which will include a transition away from growth by acquisition with a greater focus on complex product related development activity and a focus on capital allocation, including strengthening of the balance sheet through the paydown of debt and returning value to shareholders). The purpose of the evaluation was to identify performance measures that best reflect the Company’s future business operations, strategy and goals. As a result of that evaluation, management identified the following primary financial performance measures for the Company: GAAP Revenues (measure for both guidance and actual results), GAAP Net Income (measure for actual results), Adjusted EBITDA (non-GAAP) (measure for both guidance and actual results) and Adjusted Net Income (measure for actual results).

The Company believes that these measures most appropriately reflect how the Company will evaluate business performance internally and have been used to set operational goals in 2020. In addition, the Company believes that adjusted EBITDA (non-GAAP) focuses management on the Company’s underlying operational results and true business performance, as well as demonstrating the Company’s ability to comply with financial debt covenants and assess the Company’s ability to incur additional indebtedness. As such, adjusted EBITDA will be used starting in 2020, in part, for management’s annual incentive compensation. The Company also believes that GAAP revenue focuses management on the overall growth of the business.

Financial Summary

	Three Months Ended December 31,			Year Ended December 31,
(Unaudited; in millions, except per share amounts and %s)	2019	2018	Percent Change	2019	2018	Percent Change
Total Revenues (1)	$3,191.8	$3,078.7	4%	$11,500.5	$11,433.9	1%
North America Net Sales	1,129.1	1,097.1	3%	4,164.1	4,095.6	2%
Europe Net Sales	1,106.3	1,087.0	2%	4,037.1	4,157.3	(3)%
Rest of World Net Sales	927.9	851.4	9%	3,169.1	3,015.8	5%
Other Revenues	28.5	43.2	(34)%	130.2	165.2	(21)%
U.S. GAAP Gross Profit	$1,087.4	$1,015.6	7%	$3,897.6	$4,001.6	(3)%
U.S. GAAP Gross Margin	34.1%	33.0%		33.9%	35.0%
Adjusted Gross Profit (2)	$1,701.3	$1,681.1	1%	$6,139.5	$6,181.3	(1)%
Adjusted Gross Margin (2)	53.3%	54.6%		53.4%	54.1%
U.S. GAAP Net Earnings	$20.5	$51.2	(60)%	$16.8	$352.5	(95)%
U.S. GAAP EPS	$0.04	$0.10	(60)%	$0.03	$0.68	(96)%
Adjusted Net Earnings (2)	$721.4	$669.7	8%	$2,280.5	$2,364.8	(4)%
Adjusted EPS (2)	$1.40	$1.30	8%	$4.42	$4.58	(3)%
EBITDA (2)	$827.4	$841.2	(2)%	$2,753.1	$3,029.3	(9)%
Adjusted EBITDA (2)	$1,059.3	$1,006.5	5%	$3,539.7	$3,622.9	(2)%

(1)	Amounts exclude intersegment revenue that eliminates on a consolidated basis.
(2)	Non-GAAP financial measures. Please see “Non-GAAP Financial Measures” for additional information.

Fourth Quarter 2019 Financial Results

Total revenues for the three months ended December 31, 2019 were $3.19 billion, compared to $3.08 billion for the comparable prior year period, representing an increase of $113.1 million, or 4%. Total revenues include both net sales and other revenues from third parties. Net sales for the current quarter were $3.16 billion, compared to $3.04 billion for the comparable prior year period, representing an increase of $127.8 million, or 4%. Other revenues for the current quarter were $28.5 million, compared to $43.2 million for the comparable prior year period.

The increase in net sales included an increase in the North America segment of 3%, in the Europe segment of 2% and in the Rest of World segment of 9%. Mylan’s net sales were unfavorably impacted by the effect of foreign currency translation, primarily reflecting changes in the U.S. Dollar as compared to the currencies of Mylan’s subsidiaries in the European Union. The unfavorable impact of foreign currency translation on current period net sales was approximately $34.9 million, or 1%. On a constant currency basis, net sales increased by approximately $162.7 million, or 5%. This increase was primarily driven by new product sales, partially offset by a decrease in net sales from existing products primarily due to the impact of lower pricing across the regions. Below is a summary of net sales in each of our segments for the three months ended December 31, 2019:

•

Net sales from North America segment totaled $1.13 billion in the current quarter, an increase of $32.0 million or 3% when compared to the prior year period. This increase was primarily driven by new product sales partially offset by a decline in sales of existing products due to lower volumes, and to a lesser extent lower pricing. New product sales were primarily driven by sales of the WixelaTM InhubTM and other new products. The lower sales of existing products was due to changes in the competitive environment, including the loss of exclusivity of tadalafil. The impact of foreign currency translation on current period net sales was insignificant within North America.

•

Net sales from Europe segment totaled $1.11 billion in the current quarter, an increase of $19.3 million or 2% when compared to the prior year period. The increase was primarily the result of new product sales and higher volumes of existing products. These items were partially offset by the unfavorable impact of foreign currency translation and lower pricing on existing products. The unfavorable impact of foreign currency translation on the current period was approximately $33.4 million, or 3%. Constant currency net sales increased by approximately $52.7 million, or 5% when compared to the prior year.

•

Net sales from Rest of World segment totaled $927.9 million in the current quarter, an increase of $76.5 million or 9% when compared to the prior year period. This increase was primarily driven by higher volumes of existing products sold in certain emerging markets, China and Japan and new product sales primarily in Australia, India and certain emerging markets. The increase in net sales was partially offset by lower pricing on existing products and, to a lesser extent, the unfavorable impact of foreign currency translation. The unfavorable impact of foreign currency translation was $1.5 million, or less than 1%. Constant currency net sales increased by approximately $78.0 million, or 9% when compared to the prior year.

U.S. GAAP gross profit for the three months ended December 31, 2019 was $1.09 billion and U.S. GAAP gross margins were 34%. For the three months ended December 31, 2018, U.S. GAAP gross profit was $1.02 billion and U.S. GAAP gross margins were 33%. U.S. GAAP gross margins were positively impacted by approximately 425 basis points due to new product introductions primarily in North America. Additionally, U.S. GAAP gross margins were also positively impacted by a decrease in amortization expense in the quarter. Partially offsetting these items, U.S. GAAP gross margins were negatively impacted by the decline in sales of existing products by approximately 660 basis points. The decline in sales of existing products was primarily in North America. Adjusted gross profit was $1.70 billion and adjusted gross margins were 53% for the three months ended December 31, 2019 compared to adjusted gross profit of $1.68 billion and adjusted gross margins of 55% in the prior year period. Adjusted gross margins were negatively impacted by lower gross profit from sales of existing products partially offset by gross margins on new product introductions primarily in North America.

R&D expense for the three months ended December 31, 2019 was $151.8 million, compared to $148.8 million for the comparable prior year period, an increase of $3.0 million. This increase was primarily due to higher payments in the current year period related to licensing arrangements for products in development partially offset by lower expenditures related to the reprioritization of global programs.

SG&A expense for the three months ended December 31, 2019 was $654.4 million, compared to $632.9 million for the comparable prior year period, an increase of $21.5 million. The increase was primarily due to continued investment in selling and marketing activities. Also contributing to the increase were higher consulting fees and other expenses primarily related to the pending Upjohn transaction totaling approximately $29.0 million in the current quarter. Partially offsetting these items were gains recognized through the sale of assets and a reduction in bad debt expense due to a special business interruption event for one customer realized in the prior year quarter.

During the fourth quarter of December 31, 2019, the Company recorded a net charge of $8.9 million in litigation settlements and other contingencies, net, compared to a net charge of $1.1 million in the comparable prior year period. The increase from the comparable prior year period primarily relates to an increase in fair value of contingent consideration totaling approximately $8.5 million.

U.S. GAAP net earnings decreased by $30.7 million to earnings of $20.5 million for the three months ended December 31, 2019, compared to earnings of $51.2 million for the prior year period and U.S. GAAP EPS decreased from $0.10 in the prior year period to $0.04 in the current quarter. The Company recognized a U.S. GAAP income tax provision of $114.7 million in the current year period, compared to a U.S. GAAP income tax provision of $25.8 million for the comparable prior year period, an increase of $88.9 million. The increase in the U.S. GAAP income tax provision in the current year period is the result of an increase in earnings before taxes as compared to the prior year period combined with increases in the Company’s reserve for uncertain tax provisions in the current quarter. Adjusted net earnings increased by $51.7 million to $721.4 million as compared to $669.7 million for the prior year period. Adjusted EPS increased to $1.40 from $1.30 in the prior year period.

EBITDA was $827.4 million for the current quarter and $841.2 million for the comparable prior year period. After adjusting for certain items as further detailed in the reconciliation below, adjusted EBITDA was $1.06 billion for the current quarter and $1.01 billion for the comparable prior year period.

Year Ended December 31, 2019 Financial Results

For the year ended December 31, 2019, Mylan reported total revenues of $11.50 billion, compared to $11.43 billion for the prior year period, representing an increase of $66.6 million, or 1%. Total revenues include both net sales and other revenues from third parties. Net sales for the year ended December 31, 2019 were $11.37 billion, compared to $11.27 billion for the prior year period, representing an increase of $101.6 million, or 1%. Other revenues for the year ended December 31, 2019 were $130.2 million, compared to $165.2 million for the prior year period, a decrease of $35.0 million.

The increase in net sales was primarily the result of an increase in net sales in the Rest of World segment of 5% and the North America segment of 2%, partially offset by a decrease in the Europe segment of 3%. Mylan’s net sales were unfavorably impacted by the effect of foreign currency translation, primarily reflecting changes in the U.S. Dollar as compared to the currencies of Mylan’s subsidiaries in the European Union, Australia and India. The unfavorable impact of foreign currency translation on current year net sales was approximately $322.4 million, or 3%. On a constant currency basis, the increase in net sales was approximately $424.0 million, or 4% for the year ended December 31, 2019. This increase was driven by new product sales, partially offset by a decrease in net sales from existing products as a result of lower pricing and volumes. Below is a summary of net sales in each of our segments for the year ended December 31, 2019.

•

Net sales in the North America segment totaled $4.16 billion, an increase of $68.5 million or 2% from the prior year. This increase was due primarily to new product sales, including the WixelaTM InhubTM, Fulphila® (biosimilar to Neulasta®) and YUPELRITM. This increase was partially offset by lower volumes, and to a lesser extent, pricing of existing products, driven by changes in the competitive environment and continued portfolio rationalization. The impact of foreign currency translation on current period net sales was insignificant within North America.

•

Net sales in the Europe segment totaled $4.04 billion, a decrease of $120.2 million or 3% from the prior year. This decrease was the result of the unfavorable impact of foreign currency translation of approximately $223.7 million, or 5%. Partially offsetting this decrease were new product sales and higher net sales of existing products which were driven by higher volumes partially offset by lower pricing. Constant currency net sales increased by approximately $103.5 million, or 2% when compared to the prior year.

•

Net sales in the Rest of World segment totaled $3.17 billion, an increase of $153.3 million or 5% from the prior year. This increase was the result of higher net sales of existing products and new product sales. The increase to net sales of existing products was driven by higher volumes primarily in China, Japan, certain emerging markets and from the Company’s ARV franchise. The increase in net sales as a result of new products was primarily due to new product sales in Australia, certain emerging markets and from the Company’s ARV franchise. The increase in net sales was partially offset by the unfavorable impact of foreign currency translation of $93.3 million, or 3%, and to a lesser extent by lower pricing on existing products. Constant currency net sales increased by approximately $246.6 million, or 8%.

U.S. GAAP gross profit for the year ended December 31, 2019 was $3.90 billion and gross margins were 34%. For the year ended December 31, 2018, gross profit was $4.00 billion and gross margins were 35%. Gross margins were negatively impacted by the decline in sales of existing products by approximately 550 basis points. The decline in sales of existing products was primarily in North America and includes the impacts of product rationalization. Partially offsetting this impact, gross margins were positively impacted by approximately 500 basis points due to new product introductions primarily in North America. Adjusted gross profit was $6.14 billion and adjusted gross margins were approximately 53% for the year ended December 31, 2019, compared to adjusted gross profit of $6.18 billion and adjusted gross margins of approximately 54% for the year ended December 31, 2018. Adjusted gross margins were negatively impacted by lower gross profit from sales of existing products partially offset by gross margins on new product introductions primarily in North America.

R&D expense for the year ended December 31, 2019 was $639.9 million, compared to $704.5 million for the prior year, a decrease of $64.6 million. This decrease was primarily due to lower expenditures related to the reprioritization of global programs and lower restructuring related costs.

SG&A expense for the year ended December 31, 2019 was $2.56 billion, compared to $2.44 billion for the prior year, an increase of $122.6 million. The increase was primarily due to an increase of approximately $82.5 million for consulting fees and other expenses primarily related to the pending Upjohn transaction in addition to increased investment in selling and marketing activities. Also contributing to the increase was higher share-based compensation expense of approximately $60.7 million as a result of the reversal of all of the cumulative expense related to certain performance-based awards totaling $70.6 million in the prior year. Partially offsetting these increases was bad debt expense of approximately $26.5 million incurred in the prior year related to a special business interruption event for one customer and $20.0 million of compensation expense for an additional discretionary bonus for a certain group of employees in the prior year. None of the employees who received the 2018 discretionary bonus were named executive officers.

During the year ended December 31, 2019, the Company recorded a net gain of $21.4 million in Litigation settlements and other contingencies, net, compared to $49.5 million in the prior year. During the year ended December 31, 2019, the Company recognized a net gain in litigation settlements of approximately $1.0 million. This net gain was primarily due to a favorable litigation settlement related to the Celgene Corporation matter of $62.0 million, which was partially offset by litigation related charges for settlements reached during the year. Charges for litigation related matters included $18.0 million for the modafinil antitrust matter and $30.0 million for the settlement with the SEC. In addition, a $20.4 million gain was recognized for the reduction of contingent consideration related to the acquisition of the exclusive worldwide rights to develop, manufacture and commercialize a generic equivalent to GlaxoSmithKline’s Advair® Diskus incorporating Pfizer’s respiratory delivery platform.

Litigation settlements for the year ended December 31, 2018 consisted primarily of a gain of approximately $22.9 million related to a favorable litigation settlement, which was partially offset by litigation related charges of approximately $14.9 million related to an antitrust and a patent infringement matter. In addition, a $44.0 million gain was recognized for the change in value of contingent consideration related to the respiratory delivery platform, which was partially offset by losses incurred on other contingent consideration.

U.S. GAAP net earnings decreased by $335.7 million to $16.8 million for the year ended December 31, 2019, compared to $352.5 million for the prior year. U.S. GAAP EPS decreased from $0.68 to $0.03 in the current year. The Company recognized an income tax provision of $137.6 million in the current year, compared to an income tax benefit of $54.1 million for the prior year period. During the year ended December 31, 2019, the Company reached an agreement in principle with the IRS to resolve all issues relating to our positions on the EPD Business Acquisition. As a result, the Company recorded a reserve of approximately $155.0 million as part of its liability for uncertain tax positions, with a net impact to the income tax provision of approximately $144.9 million. The tax provision for the year ended December 31, 2018 included a net benefit to the income tax provision of approximately $53.0 million as a result of the federal and state audits and settlements and expirations of certain state, federal, and foreign statutes of limitations. Partially offsetting this benefit was an increase in the reserve for uncertain tax benefits of approximately $18.0 million for certain other matters. Also impacting the current and prior year income tax provision and benefit, respectively, was the changing mix of income earned in jurisdictions with differing tax rates. Adjusted net earnings decreased to $2.28 billion in the current year from $2.36 billion in the prior year and adjusted EPS decreased to $4.42 in the current year from $4.58 in the prior year.

EBITDA was $2.75 billion for the year ended December 31, 2019, and $3.03 billion for the prior year period. After adjusting for certain items as further detailed in the reconciliation below, adjusted EBITDA was $3.54 billion for the year ended December 31, 2019 and $3.62 billion for the prior year period.

Cash Flow

U.S. GAAP net cash provided by operating activities was $1.80 billion for the year ended December 31, 2019 compared to $2.34 billion for the prior year period. Capital expenditures were approximately $213.2 million for the year ended December 31, 2019 compared to approximately $252.1 million for the comparable prior year. Adjusted net cash provided by operating activities was $2.29 billion for the year ended December 31, 2019 compared to $2.97 billion for the prior year period. Adjusted free cash flow, defined as adjusted net cash provided by operating activities less capital expenditures, was $2.10 billion for the year ended December 31, 2019, compared to $2.71 billion in the prior year period.

Guidance

Mylan is providing guidance for 2020 excluding any impact of the proposed combination with the Upjohn business. Mylan expects 2020 total revenues in the range of $11.50 billion to $12.50 billion, the midpoint of which represents an increase of 4% versus 2019. Adjusted EBITDA is expected to be in the range of $3.2 billion to $3.9 billion, which is in line with 2019 at the midpoint.

As discussed in the “Non-GAAP Financial Measures” section below, other than revenues, Mylan is not providing forward looking guidance for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the guidance period.

The following table provides a summary of Mylan’s 2020 full year guidance ranges.

Full Year 2020 Financial Guidance

(In millions, except for %s)	2020 Guidance Range	2020 Midpoint
Total Revenues	$11,500 - $12,500	$12,000
Adjusted EBITDA	$3,200 - $3,900	$3,550
Adjusted Effective Tax Rate	18.0% - 19.0%	18.5%
Average Diluted Shares Outstanding	516.0 - 520.0	518.0
Key Exchange Rates Used for 2020 Guidance
Australian Dollar ($ / AUD)		1.45
British Pound ($ / GBP)		0.80
Canadian Dollar ($ / CAD)		1.33
Euro ($ / EUR)		0.89
Indian Rupee (INR / $)		72.00
Japanese Yen (JPY / $)		106.60

A reconciliation of the Company’s 2020 financial guidance for Total Revenues and Adjusted EBITDA to the 2020 financial targets provided in July 2019 is presented below.

($ in millions)	Financial Targets Provided in July 2019 (at 2019 FX Rates)	Impact of 2020 FX Rates vs. 2019 FX Rates	2020 Financial Guidance	2020 Midpoints
Total Revenues	$12,000 - $12,500	($250)	$11,500 - $12,500	$12,000
Adjusted EBITDA	$3,500 - $3,700	($50)	$3,200 - $3,900	$3,550

Q4 2019 Earnings Call and 2020 Guidance

As previously announced, Mylan N.V. will host a webcast at 4:30 p.m. ET today to discuss the Company’s financial results for the fourth quarter and year ended December 31, 2019, along with financial guidance for 2020. The webcast can be accessed live by calling 855.493.3607 or 346.354.0950 for international callers (ID#: 9599904) or at the following address on the Company’s website: investor.mylan.com. The “Q4 2019 Earnings Call & 2020 Guidance” presentation, which will be referenced during the call can be found at investor.mylan.com. A replay of the webcast also will be available on the website.

Non-GAAP Financial Measures

This press release includes the presentation and discussion of certain financial information that differs from what is reported under accounting principles generally accepted in the United States (“U.S. GAAP”). These non-GAAP financial measures, including, but not limited to, adjusted EPS, constant currency adjusted EPS, constant currency net sales, constant currency total revenues, adjusted gross profit, adjusted gross margins, adjusted net earnings, EBITDA, adjusted EBITDA, adjusted R&D and as a % of total revenues, adjusted SG&A and as a % of total revenues, adjusted earnings from operations, adjusted interest expense, adjusted other expense (income), net, adjusted effective tax rate, notional debt to Credit Agreement Adjusted EBITDA leverage ratio, long-term average debt to Credit Agreement Adjusted EBITDA leverage ratio target, adjusted net cash provided by operating activities and adjusted free cash flow are presented in order to supplement investors’ and other readers’ understanding and assessment of the financial performance of Mylan N.V. (“Mylan” or the “Company”). Management uses these measures internally for forecasting, budgeting, measuring its operating performance, and incentive-based awards. Primarily due to acquisitions and other significant events which may impact comparability of our periodic operating results, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results was limited to financial measures prepared only in accordance with U.S. GAAP. We believe that non-GAAP financial measures are useful supplemental information for our investors and when considered together with our U.S. GAAP financial measures and the reconciliation to the most directly comparable U.S. GAAP financial measure, provide a more complete understanding of the factors and trends affecting our operations. The financial performance of the Company is measured by senior management, in part, using adjusted metrics included herein, along with other performance metrics. Historically, management’s annual incentive compensation has been derived, in part, based on the adjusted EPS metric and the adjusted free cash flow metric. In addition, the Company has historically believed that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA and Credit Agreement Adjusted EBITDA (as defined below) pursuant to our Credit Agreement is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants and assess the Company’s ability to incur additional indebtedness. Starting in 2020, the Company also believes that adjusted EBITDA better focuses management on the Company’s underlying operational results and true business performance and will be used, in part, for management’s incentive compensation. We also report performance using the non-GAAP financial measures of “constant currency” total revenues, net sales and adjusted EPS. These measures provide information on the change in total revenues, net sales and adjusted EPS assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented at constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. We routinely evaluate our net sales, total revenues and adjusted EPS performance at constant currency so that results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and believe that this presentation also provides useful information to investors for the same reason. The “Summary of Total Revenues by Segment” table below compares net sales on an actual and constant currency basis for each reportable segment for the quarters and years ended December 31, 2019 and 2018 as well as for total revenues. Also, set forth below, Mylan has provided reconciliations of such non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures. Investors and other readers are encouraged to review the related U.S. GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures set forth below, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.

For additional information regarding the components and uses of Non-GAAP financial measures refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations-Use of Non-GAAP Financial Measures section of Mylan’s Annual Report on Form 10-K for the year ended December 31, 2019.

Mylan is not providing forward looking guidance for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the guidance period.

Reconciliation of Adjusted Net Earnings and Adjusted EPS

Below is a reconciliation of U.S. GAAP net earnings and U.S. GAAP EPS to adjusted net earnings and adjusted EPS for the three months and year ended December 31, 2019 compared to the prior year period:

	Three Months Ended December 31,				Year Ended December 31,
(in millions, except per share amounts)	2019		2018		2019		2018
U.S. GAAP net earnings and U.S. GAAP diluted earnings per share	$20.5	$0.04	$51.2	$0.10	$16.8	$0.03	$352.5	$0.68
Purchase accounting related amortization (primarily included in cost of sales)	483.1		551.5		1,767.0		1,833.9
Litigation settlements and other contingencies, net	8.9		1.1		(21.4)		(49.5)
Interest expense (primarily clean energy investment financing and accretion of contingent consideration)	6.4		8.7		27.2		39.7
Clean energy investments pre-tax loss	18.5		20.1		62.1		78.7
Acquisition related costs (primarily included in SG&A) (a)	33.1		4.0		89.5		21.4
Restructuring related costs (b)	26.3		37.9		104.6		240.2
Share-based compensation expense (c)	5.9		—		56.8		—
Other special items included in:
Cost of sales (d)	97.9		85.7		366.0		225.1
Research and development expense (e)	20.6		17.9		121.1		118.2
Selling, general and administrative expense	26.9		10.5		60.2		43.7
Other expense, net	10.7		(0.1)		10.7		25.4
Tax effect of the above items and other income tax related items	(37.4)		(118.8)		(380.1)		(564.5)

Adjusted net earnings and adjusted EPS	$721.4	$1.40	$669.7	$1.30	$2,280.5	$4.42	$2,364.8	$4.58

Weighted average diluted ordinary shares outstanding	516.6		516.5		516.5		516.5

Significant items for the three months and year ended December 31, 2019 include the following:

(a)

Acquisition related costs consist primarily of transaction costs including legal and consulting fees and integration activities. The increase for the year ended December 31, 2019 relates to transaction costs for the pending Upjohn transaction.

(b)

For the year ended December 31, 2019, approximately $100.9 million is included in cost of sales and approximately $3.8 million is included in SG&A. Refer to Note 18 Restructuring included in Item 8 in the Annual Report on Form 10-K for additional information.

(c)

Beginning in 2019, share-based compensation expense is excluded from adjusted net earnings and adjusted EPS. The full year impact for the year ended December 31, 2018 was insignificant. As such, the 2018 amount was not added back to U.S. GAAP net earnings.

(d)

The year ended December 31, 2019 increased $140.9 million primarily due to $210.6 million for certain incremental manufacturing variances and site remediation activities as a result of the activities at the Company’s Morgantown plant, approximately $40.9 million for product recall costs, including inventory write-offs, and charges related to the cancellation of a contract, each of which were higher during the year ended December 31, 2019 compared to the prior year.

(e)	Adjustments primarily relate to non-refundable payments related to development collaboration agreements.

Below is a reconciliation of U.S. GAAP net earnings to EBITDA and adjusted EBITDA for the three months and year ended December 31, 2019 compared to the prior year period (in millions):

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP net earnings	$20.5	$51.2	$16.8	$352.5
Add / (deduct) adjustments:
Net contribution attributable to equity method investments	18.5	20.1	62.1	78.7
Income tax provision (benefit)	114.7	25.8	137.6	(54.1)
Interest expense	126.0	135.2	517.3	542.3
Depreciation and amortization	547.7	608.9	2,019.3	2,109.9

EBITDA	$827.4	$841.2	$2,753.1	$3,029.3
Add / (deduct) adjustments:
Share-based compensation expense	5.9	5.3	56.8	(3.3)
Litigation settlements and other contingencies, net	8.9	1.1	(21.4)	(49.5)
Restructuring & other special items	217.1	158.9	751.2	646.4

Adjusted EBITDA	$1,059.3	$1,006.5	$3,539.7	$3,622.9

About Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to high quality medicine, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership. We offer a portfolio of more than 7,500 marketed products around the world, including antiretroviral therapies on which more than 40% of people being treated for HIV/AIDS globally depend. We market our products in more than 165 countries and territories. We are one of the world’s largest producers of active pharmaceutical ingredients. Every member of our approximately 35,000-strong workforce is dedicated to creating better health for a better world, one person at a time. Learn more at Mylan.com. We routinely post information that may be important to investors on our website at investor.mylan.com.

Forward-Looking Statements

This release contains “forward-looking statements.” Such forward-looking statements may include, without limitation our 2020 guidance; our evaluation of financial performance measures; that Mylan’s 2019 full year and fourth quarter results demonstrate the durability and strength of the business model we have created as well as our continued long-term commitment to expand access to medicine; that our model continues to be best positioned to withstand the negative trends impacting the industry, and allowed us to deliver on every key metric we set out to achieve in 2019, including total revenue, revenue from new product launches, and both adjusted cash flow and EPS; that looking ahead to the full year of 2020, although we widened the ranges to take into consideration certain factors, the mid-point of our guidance is in line with what we previously disclosed for 2020 in conjunction with the Upjohn transaction; we are extremely proud of the efforts of our global work force that enable us to sustain consistent business performance and profitability across all of our segments; work on our business transformation, which as we’ve previously shared, is focused on unlocking latent value within the organization and delivering economic profit, while maintaining our commitment of providing access; on a go-forward basis, we believe adjusted EBITDA to be the best measure of our company’s underlying operational results and true business performance; as we continue to make excellent progress on the path to close the combination with Pfizer’s Upjohn business, we are confident that the strength of our diverse portfolio, geographic reach and global commercial and operational scale will serve as a strong foundation for Viatris to become a new champion for global health; as we look forward, complex products, global key brands and biosimilars, in addition to our business transformation will enable us to deliver on our 2020 guidance and help position Viatris for a strong future; in 2020, we remain committed to delever and to maintain our investment grade credit rating by paying down an additional $1 billion of debt on anticipated consistent free cash flow generation, while preserving our financial flexibility; the Company’s financial targets from July 2019; the impact of foreign exchange rates on future guidance; and any other statements about the proposed transaction pursuant to which Mylan will combine with Pfizer Inc.’s Upjohn Business (the “Upjohn Business”) in a Reverse Morris Trust transaction (the “Combination”), the expected timetable for completing the Combination, the benefits and synergies of the Combination, future opportunities for the combined company and products and any other statements regarding Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “pipeline,” “intend,” “continue,” “target,” “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: with respect to the Combination, the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Combination, changes in relevant tax and other laws, the parties’ ability to consummate the Combination, the conditions to the completion of the Combination, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all, the regulatory approvals required for the Combination not being obtained on the terms expected or on the anticipated schedule or at all, the integration of Mylan and the Upjohn Business being more difficult, time consuming or costly than expected, Mylan’s and the Upjohn Business’s failure to achieve expected or targeted future financial and operating performance and results, the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the Combination within the expected timeframes or at all or to successfully integrate Mylan and the Upjohn Business, customer loss and business disruption being greater than expected following the Combination, the retention of key employees being more difficult following the Combination, changes in third-party relationships and changes in the economic and financial conditions of the business of Mylan or the Upjohn Business; actions and decisions of healthcare and pharmaceutical regulators; failure to achieve expected or targeted future financial and operating performance and results; uncertainties regarding future demand, pricing and reimbursement for our or the Upjohn Business’s products; any regulatory, legal or other impediments to Mylan’s or the Upjohn Business’s ability to bring new products to market, including, but not limited to, where Mylan or the Upjohn Business uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s or the Upjohn Business’s ability to execute on new product opportunities; any changes in or difficulties with our or the Upjohn Business’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on our or the Upjohn Business’s financial condition, results of operations and/or cash flows; the ability to meet expectations regarding the accounting and tax treatments of acquisitions; changes in relevant tax and other laws, including but not limited to changes in the U.S. tax code and healthcare and pharmaceutical laws and regulations in the U.S. and abroad; any significant breach of data security or data privacy or disruptions to our or the Upjohn Business’s information technology systems; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; the impact of competition; identifying, acquiring and integrating complementary or strategic acquisitions of other companies, products or assets being more difficult, time-consuming or costly than anticipated; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with business transformation initiatives, strategic acquisitions, strategic initiatives or restructuring programs within the expected timeframes or at all; uncertainties and matters beyond the control of management, including but not limited to general political and economic conditions and global exchange rates; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis.

For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2019, and our other filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the Combination are also more fully discussed in the registration statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Upjohn Inc. (“Newco”) with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, as amended, which includes an information statement (as amended, the “Form 10”), which has been filed by Newco with the SEC on January 21, 2020 and amended on February 6, 2020, and has not yet been declared effective, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and a prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov or through our website, and Mylan strongly encourages you to do so. Mylan routinely posts information that may be important to investors on our website at investor.mylan.com, and we use this website address as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC’s Regulation Fair Disclosure (Reg FD). The contents of our website are not incorporated into this release. Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this release other than as required by law.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first sent to shareholders of Mylan on or about February 14, 2020 in connection with seeking approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019 and its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

Mylan N.V. and Subsidiaries

Consolidated Statements of Operations

(Unaudited; in millions, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Revenues:
Net sales	$3,163.3	$3,035.5	$11,370.3	$11,268.7
Other revenues	28.5	43.2	130.2	165.2

Total revenues	3,191.8	3,078.7	11,500.5	11,433.9
Cost of sales	2,104.4	2,063.1	7,602.9	7,432.3

Gross profit	1,087.4	1,015.6	3,897.6	4,001.6

Operating expenses:
Research and development	151.8	148.8	639.9	704.5
Selling, general and administrative	654.4	632.9	2,563.6	2,441.0
Litigation settlements and other contingencies, net	8.9	1.1	(21.4)	(49.5)

Total operating expenses	815.1	782.8	3,182.1	3,096.0

Earnings from operations	272.3	232.8	715.5	905.6
Interest expense	126.0	135.2	517.3	542.3
Other expense (income), net	11.1	20.6	43.8	64.9

Earnings before income taxes	135.2	77.0	154.4	298.4
Income tax provision (benefit)	114.7	25.8	137.6	(54.1)

Net earnings	20.5	51.2	16.8	352.5
Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders
Basic	$0.04	$0.10	$0.03	$0.69

Diluted	$0.04	$0.10	$0.03	$0.68

Weighted average ordinary shares outstanding:
Basic	516.1	514.6	515.7	514.5

Diluted	516.6	516.5	516.5	516.5

Mylan N.V. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited; in millions)

	December 31, 2019	December 31, 2018
ASSETS
Assets
Current assets
Cash and cash equivalents	$475.6	$388.1
Accounts receivable, net	3,058.8	2,881.0
Inventories	2,670.9	2,580.2
Prepaid expenses and other current assets	552.0	518.4

Total current assets	6,757.3	6,367.7
Intangible assets, net	11,649.9	13,664.6
Goodwill	9,590.6	9,747.8
Other non-current assets	3,257.7	2,954.8

Total assets	$31,255.5	$32,734.9

LIABILITIES AND EQUITY
Liabilities
Current portion of long-term debt and other long-term obligations	$1,508.1	$699.8
Current liabilities	4,061.0	3,888.0
Long-term debt	11,214.3	13,161.2
Other non-current liabilities	2,588.3	2,818.8

Total liabilities	19,371.7	20,567.8
Mylan N.V. shareholders’ equity	11,883.8	12,167.1

Total liabilities and equity	$31,255.5	$32,734.9

Mylan N.V. and Subsidiaries

Reconciliation of Non-GAAP Financial Measures

(Unaudited; in millions)

Summary of Total Revenues by Segment

	Three Months Ended December 31,
	2019	2018	% Change	2019 Currency Impact (1)	2019 Constant Currency Revenues	Constant Currency % Change (2)
Net sales
North America	$1,129.1	$1,097.1	3%	$—	$1,129.1	3%
Europe	1,106.3	1,087.0	2%	33.4	1,139.7	5%
Rest of World	927.9	851.4	9%	1.5	929.4	9%

Total net sales	3,163.3	3,035.5	4%	34.9	3,198.2	5%
Other revenues (3)	28.5	43.2	(34)%	0.1	28.6	(34)%

Consolidated total revenues (4)	$3,191.8	$3,078.7	4%	$35.0	$3,226.8	5%

	Year Ended December 31,
	2019	2018	% Change	2019 Currency Impact (1)	2019 Constant Currency Revenues	Constant Currency % Change (2)
Net sales
North America	$4,164.1	$4,095.6	2%	$5.4	$4,169.5	2%
Europe	4,037.1	4,157.3	(3)%	223.7	4,260.8	2%
Rest of World	3,169.1	3,015.8	5%	93.3	3,262.4	8%

Total net sales	11,370.3	11,268.7	1%	322.4	11,692.7	4%
Other revenues (3)	130.2	165.2	(21)%	2.1	132.3	(20)%

Consolidated total revenues (4)	$11,500.5	$11,433.9	1%	$324.5	$11,825.0	3%

(1)	Currency impact is shown as unfavorable (favorable).
(2)

The constant currency percentage change is derived by translating net sales or revenues for the current period at prior year comparative period exchange rates, and in doing so shows the percentage change from 2019 constant currency net sales or revenues to the corresponding amount in the prior year.

(3)

For the three months ended December 31, 2019, other revenues in North America, Europe, and Rest of World were approximately $15.4 million, $3.7 million, and $9.4 million, respectively. For the year ended December 31, 2019, other revenues in North America, Europe, and Rest of World were approximately $74.2 million, $16.0 million, and $40.0 million, respectively.

(4)	Amounts exclude intersegment revenue that eliminates on a consolidated basis.

Reconciliation of Income Statement Line Items

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP cost of sales	$2,104.4	$2,063.1	$7,602.9	$7,432.3
Deduct:
Purchase accounting amortization and other related items	(483.1)	(551.5)	(1,767.1)	(1,833.3)
Acquisition related items	(3.9)	(0.5)	(6.8)	(2.9)
Restructuring and related costs	(28.7)	(21.2)	(100.9)	(118.4)
Shared-based compensation expense	(0.3)	—	(1.1)	—
Other special items	(97.9)	(92.3)	(366.0)	(225.1)

Adjusted cost of sales	$1,490.5	$1,397.6	$5,361.0	$5,252.6

Adjusted gross profit (a)	$1,701.3	$1,681.1	$6,139.5	$6,181.3

Adjusted gross margin (a)	53%	55%	53%	54%

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP R&D	$151.8	$148.8	$639.9	$704.5
Add / (deduct):
Acquisition related costs	(0.3)	(0.3)	(0.9)	(1.1)
Restructuring and related costs	0.1	(0.6)	0.1	(17.6)
Share-based compensation expense	(0.6)	—	(2.2)	—
Other special items	(20.6)	(17.7)	(121.1)	(118.2)

Adjusted R&D	$130.4	$130.2	$515.8	$567.6

Adjusted R&D as % of total revenues	4%	4%	4%	5%

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP SG&A	$654.4	$632.9	$2,563.6	$2,441.0
Add / (deduct):
Acquisition related costs	(33.1)	(3.2)	(86.2)	(17.5)
Restructuring and related costs	2.3	(16.0)	(3.8)	(104.5)
Purchase accounting amortization and other related items	—	—	0.1	—
Share-based compensation expense	(5.1)	—	(53.6)	—
Other special items and reclassifications	(26.9)	(4.2)	(60.2)	(44.3)

Adjusted SG&A	$591.6	$609.5	$2,359.9	$2,274.7

Adjusted SG&A as % of total revenues	19%	20%	21%	20%

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP total operating expenses	$815.1	$782.8	$3,182.1	$3,096.0
Add / (deduct):
Litigation settlements and other contingencies, net	(8.9)	(1.1)	21.4	49.5
R&D adjustments	(21.4)	(18.6)	(124.1)	(136.9)
SG&A adjustments	(62.8)	(23.4)	(203.7)	(166.3)

Adjusted total operating expenses	$722.0	$739.7	$2,875.7	$2,842.3

Adjusted earnings from operations (b)	$979.3	$941.4	$3,263.8	$3,339.0

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP interest expense	$126.0	$135.2	$517.3	$542.3
Deduct:
Interest expense related to clean energy investments	(1.3)	(1.7)	(5.9)	(8.2)
Accretion of contingent consideration liability	(3.7)	(5.0)	(15.7)	(21.3)
Other special items	(1.4)	(2.0)	(5.6)	(10.2)
Adjusted interest expense	$119.6	$126.5	$490.1	$502.6

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP other expense (income), net	$11.1	$20.6	$43.8	$64.9
(Add) / deduct:
Clean energy investments pre-tax income (loss) (c)	(18.5)	(20.1)	(62.1)	(78.7)
Acquisition related costs	4.4	—	4.4	—
Other items (d)	(10.7)	0.1	(10.7)	(25.2)
Adjusted other expense (income), net	$(13.7)	$0.6	$(24.6)	$(39.0)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP earnings before income taxes	$135.2	$77.0	$154.4	$298.4
Total pre-tax non-GAAP adjustments	738.1	737.3	2,643.7	2,576.8
Adjusted earnings before income taxes	$873.3	$814.3	$2,798.1	$2,875.2
U.S. GAAP income tax provision (benefit)	$114.7	$25.8	$137.6	$(54.1)
Adjusted tax expense	37.3	118.8	380.1	564.5
Adjusted income tax provision	$152.0	$144.6	$517.7	$510.4
Adjusted effective tax rate	17.4%	17.8%	18.5%	17.8%

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP net cash provided by operating activities	$686.7	$636.1	$1,803.7	$2,341.7
Add / (deduct):
Restructuring and related costs (e)	79.7	73.8	278.3	277.0
Financing related expense	7.1	(2.6)	7.1	—
Corporate contingencies	34.1	78.5	(16.0)	194.2
Acquisition related costs	27.8	1.1	50.0	4.8
R&D expense	21.5	22.5	147.0	147.5
Other	(0.8)	(5.0)	18.4	—
Adjusted net cash provided by operating activities	$856.1	$804.4	$2,288.5	$2,965.2
Add / (deduct):
Capital expenditures	(73.6)	(114.7)	(213.2)	(252.1)
Proceeds from sale of certain property, plant and equipment	28.0	—	28.0	—
Adjusted free cash flow	$810.5	$689.7	$2,103.3	$2,713.1

(a)

U.S. GAAP gross profit is calculated as total revenues less U.S. GAAP cost of sales. U.S. GAAP gross margin is calculated as U.S. GAAP gross profit divided by total revenues. Adjusted gross profit is calculated as total revenues less adjusted cost of sales. Adjusted gross margin is calculated as adjusted gross profit divided by total revenues.

(b)

U.S. GAAP earnings from operations is calculated as U.S. GAAP gross profit less U.S. GAAP total operating expenses. Adjusted earnings from operations is calculated as adjusted gross profit less adjusted total operating expenses.

(c)

Adjustment represents exclusion of activity related to Mylan’s clean energy investments, the activities of which qualify for income tax credits under section 45 of the U.S. Internal Revenue Code of 1986, as amended.

(d)

For the year ended December 31, 2019 the adjustment is primarily related to mark-to-market losses of investments in equity securities historically accounted for as available-for-sale securities and the cumulative realized gains on such investments.

(e)

For the three months and year ended December 31, 2019 includes approximately $47.8 million and $195.0 million, respectively, of certain incremental manufacturing variances and site remediation expenses as a result of the activities at the Company’s Morgantown plant.

December 31, 2019 Notional Debt to Year Ended December 31, 2019 Mylan N.V. Adjusted EBITDA as calculated under our Credit Agreement (“Credit Agreement Adjusted EBITDA”) Leverage Ratio

The stated non-GAAP financial measure December 31, 2019 notional debt to year ended December 31, 2019 Credit Agreement Adjusted EBITDA leverage ratio is based on the sum of (i) Mylan’s adjusted EBITDA for the year ended December 31, 2019 and (ii) certain adjustments permitted to be included in Credit Agreement Adjusted EBITDA as of December 31, 2019 pursuant to the revolving credit facility dated as of July 27, 2018 (as amended, supplemented or otherwise modified from time to time), among Mylan Inc., as borrower, the Company, as guarantor, certain affiliates and subsidiaries of the Company from time to time party thereto as guarantors, each lender from time to time party thereto and Bank of America, N.A., as administrative agent (the “Credit Agreement”) as compared to Mylan’s December 31, 2019 total debt and other current obligations at notional amounts.

Year Ended December 31, 2019
Mylan N.V. Adjusted EBITDA	$3,539.7
Add: other adjustments including estimated synergies	5.9

Credit Agreement Adjusted EBITDA	$3,545.6

Reported debt balances:
Long-term debt, including current portion	$12,671.9
Short-term borrowings and other current obligations	158.3

Total	$12,830.2

Add / (deduct):
Net discount on various debt issuances	31.3
Deferred financing fees	60.5
Fair value adjustment for hedged debt	(21.8)

Total debt at notional amounts	$12,900.2

Notional debt to Credit Agreement Adjusted EBITDA Leverage Ratio	3.6

Long-term average debt to Credit Agreement Adjusted EBITDA leverage ratio target of ~3.0x

The stated forward-looking non-GAAP financial measure, targeted long term average leverage of ~3.0x debt-to-Credit Agreement Adjusted EBITDA, is based on the ratio of (i) targeted long-term average debt, and (ii) targeted long-term Credit Agreement Adjusted EBITDA. However, the Company has not quantified future amounts to develop the target but has stated its goal to manage long-term average debt and adjusted earnings and EBITDA over time in order to generally maintain the target. This target does not reflect Company guidance.